Exhibit (h)

Baan Company Announcement

      Date: 14/07/00

      To:   All Baan Employees

      From: Pierre Everaert

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      Update from Pierre Everaert: Invensys offer extended to July 25, 2000

      Dear Colleagues

      As most of you are aware, today marked the scheduled closing date for Baan shareholders to tender their shares in support of the Invensys plc offer to acquire the outstanding share capital of the Company for 2.85 Euro per share. You will also remember that one of the conditions of the offer closing was that 95% of Baan's issued and outstanding shares must be tendered in support of the offer.

      33% of the shares in the open market have been tendered as of the end of Thursday, 13 July 2000; in addition, Invensys already owns 25% of the share capital as a result of their recent buying of shares on the open market. So, nearly 60% of Baan shares are now owned by Invensys or were tendered.

      Invensys is today issuing a press release announcing that it is not yet accepting the shares that have been tendered and is instead extending the offer until 25 July 2000 to provide a brief window of opportunity for additional shareholders to tender and satisfy the 95% closing condition.

      Although extending offer periods in a merger or acquisition transaction is not uncommon (particularly one involving a widespread and diverse shareholder base such as Baan's), I think this extension reflects the importance Invensys places on the 95% tender requirement.

      Over the next 11 days, you can expect that Invensys and Baan will continue to work aggressively to persuade shareholders that this offer represents the best future for Baan and to promptly tender their shares in line with the new date. The Management and Supervisory Boards of Baan continue to support the Invensys offer 100%, as do our Works Councils. The offer provides the best solution for the Company to significantly restructure the business (a task which is unavoidable) and re-build a successful and viable business in the enterprise applications market.

      Once shareholders fully appreciate the difficult choices we face as a Company if this offer does not close, I continue to remain optimistic that they will tender their shares. Remember that we were in discussions with parties for months; the Invensys offer was the best offer we received; and it remains the only offer on the table. Indeed, no alternative offer has been received by the Company (let alone a superior offer) since the Invensys offer was announced May 31.

      While the offer remains pending, we will continue working with the Invensys transition team on the restructuring plan and forward-looking business strategy, confident that shareholders who have not yet tendered will be persuaded that this does indeed offer the best solution for Baan, its employees, and its customers and for maximum shareholder value. I will continue to update you on any progress.


      Kind Regards

      Pierre Everaert
      Interim CEO